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Astris Energi Inc. · 6-K ·
Document 1 of 1 · 6-K · Report of a Foreign Private Issuer
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of report: August 27, 2004

Commission File Number:  0-30628

ASTRIS ENERGI INC.
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(Translation of registrant’s name into English)
2175-6 Dunwin Drive, Mississauga, Ontario, Canada L5L 1X2
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(Address of principal executive office)

Registrant’s telephone number, including area code:   (905)608-2000

Indicate by check mark whether the registrant files or will file annual reports
under cover of Form 20-F or Form 40-F. Form 20-F |X| Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this
Form, the registrant is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

Description:

First Quarter Statements for period ending June 30, 2004

Exhibit 1

Astris Energi Inc.
(A Development Stage Company)
Consolidated Interim Financial Statements
(Canadian Dollars)
(Unaudited - See Notice to Reader)
June 30, 2004 and 2003

Notice to Reader

To the Directors of
Astris Energi Inc.

I have compiled the consolidated interim balance sheets of Astris Energi Inc. as at June 30, 2004 and the consolidated interim statements of loss and deficit and cash flows for the six months then ended from information provided by management. I have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these statements may not be appropriate for their purposes.

"Charles Havill"

Oakville, Canada
August 26, 2004Chartered Accountant

2

 Astris Energi Inc.
(A Development Stage Company)
Consolidated Interim Balance Sheet
(Canadian dollars)
(Unaudited - see Notice to Reader)	December 31,		June 30,
June 30,	2004	2003	2003

	(Audited)
Assets
Current
Cash	$90,590	$347,785	$38,329
Receivables	2,042	1,000	56,379
Prepaid expenses and deposits (Note 5)	461,375	37,206	458,545
Investment tax credit refundable			128,318
Goods and services tax receivable	19,327	16,120
	573,334	402,111	681,571

Capital assets	38,950	33,124	20,893

	$612,284	$435,235	$702,464

Liabilities
Current
Payables and accruals (Note 5)	$524,027	$399,140	$270,444
Goods and services tax payable			7,208
Deposit on shares		72,070
	524,027	471,210	277,652

Advances from related parties (Note 4 & 12)	100,000	100,000	415,288
	624,027	571,210	692,940

Shareholders’ Deficit
Share capital (Note 6)	4,387,933	3,343,853	2,762,418
Contributed surplus	2,400,909	2,048,342	931,582
Deficit	(6,800,585)	(5,528,170)	(3,684,476)
	(11,743)	(135,975)	9,524

	$612,284	$435,235	$702,464

Description of Business and Going Concern (Note 1)
Agreements and Long-Term Commitments (Note 11)
Subsequent Events (Note 12)

Astris Energi Inc.
(A Development Stage Company)
Consolidated Interim Statement of Loss and Deficit
(Canadian dollars)	Three months ended		Three months ended
(Unaudited - see Notice to Reader)
June 30,		June 30,	June 30,	June 30,
Six months ended,	2004	2004	2003	2003

Revenue
Sales	$13,221	$7,559	$25,312	$12,800
Foreign exchange	8,538	2,507
	21,759	10,066	25,312	12,800

Expenses
Subcontract	626,828	404,191	158,529	8,782
General and administrative	574,250	246,493	230,424	130,162
Professional fees	83,373	46,006	69,555	46,282
Interest (Note 4)	6,000	3,000	6,000	3,000
Amortization	3,723	1,904	2,723	1,362
	1,294,174	701,594	467,231	189,588

Net loss for the period	(1,272,415)	(691,528)	(441,919)	(176,788)

Deficit, beginning of period	(5,528,170)	(6,109,057)	(3,242,557)	(3,507,688)

Deficit, end of period	$(6,800,585)	$(6,800,585)	$(3,684,476)	$(3,684,476)

Net loss per
Common share, basic and diluted	$(0.062)	$(0.033)	$(0.025)	$(0.010)

Astris Energi Inc.
(A Development Stage Company)
Consolidated Interim Statement of Cash Flows
(Canadian dollars)
(Unaudited - see Notice to Reader)	Three months ended		Three months ended

	June 30,	June 30,	June 30,	June 30,
Six months ended,	2004	2004	2003	2003

Operating
Net loss for the period	$(1,272,415)	$(691,528)	$(441,919)	$(176,788)
Items not requiring cash
- amortization	3,723	1,904	2,723	1,362
- consulting fees paid in
capital stock to
non-related parties	280,297	79,352	59,665	25,502
- consulting fees paid in
capital stock to
related parties	166,604	82,309	151,821	84,690
Net change in non-cash working
capital balances related
to operations	(375,601)	(97,085)	(389,244)	(173,495)
	(1,197,392)	(625,048)	(616,954)	(238,729)

Investing
Purchase of capital assets	(9,255)	(2,831)	(10,655)
	(9,255)	(2,831)	(10,655)

Financing
Advances from related parties				(8,400)
Issuance of common shares	949,452	135,132	420,400	60,000
	949,452	135,132	412,000	60,000

Net decrease in cash
during the period	(257,195)	(492,747)	(215,609)	(178,729)

Cash, beginning of period	347,785	583,337	253,938	217,058

Cash, end of period	$90,590	$90,590	$38,329	$38,329

Net change in non-cash operating
working capital
Receivables	$(1,042)	$450	$(25,939)	$(26,830)
Prepaid expenses and deposits	(424,169)	(240,890)	(308,768)	(960)
Investment tax credit refundable	88,290	(128,318)
Goods and services tax receivable	(3,207)	3,115
Payables and accruals	52,817	140,240	(142,827)	(17,387)

	$(375,601)	$(97,085)	$(389,244)	$(173,495)

Astris Energi Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
(Canadian dollars unless otherwise stated)
June 30, 2004 and 2003

1.        Description of Business and Going Concern

Astris Energi Inc. (the "Company") designs, develops, manufactures and sells alkaline fuel cells (AFCs) and alkaline fuel cell systems, fuel cell and battery test loads and provides engineering and other services. The Company is based in Mississauga, Ontario, Canada.

Since inception, the efforts of the Company have been devoted to the development of AFCs for industrial, commercial, educational, scientific, transportation and similar applications. To date, the Company has not earned significant revenues and is considered to be in the development stage. Currently the Company has two projects under development.

The financial statements of the Company have been prepared on a going concern basis which contemplates the realization of assets and discharge of obligations in the normal course of business as they come due. No adjustments have been made to assets or liabilities in these financial statements should the Company not be able to continue normal business operations.

The Company has incurred several years of losses. At June 30, 2004, the Company reported a deficit of $6,800,585 and continues to expend cash amounts that significantly exceed revenues. These conditions cast significant doubt as to the ability of the Company to continue in business and meet its obligations as they come due. Management is considering various alternatives, including possible private placements to raise capital in fiscal 2004. Nevertheless, there is no assurance that these initiatives will be successful.

The Company’s continuance as a going concern is dependent on the success of the efforts of its directors and principal shareholders in providing financial support in the short term, the success of the Company in raising additional long-term financing either from its own resources or from third parties, the commercialization of one or more of the Company’s research projects and the Company achieving profitable operations. In the event that such resources are not secured, the assets may not be realized or liabilities discharged at their carrying amounts, and differences from the carrying amounts reported in these financial statements could be material.

2.     Unaudited interim financial statements

The unaudited balance sheet at June 30, 2004 and the unaudited interim consolidated statements of operations and deficit and cash flows for the six months ended June 30, 2004 and 2003, have been prepared in accordance with Canadian generally accepted accounting principals ("GAAP") on the same basis as the audited consolidated financial statements of the Company for the year ended December 31, 2003. These interim financial statements include all adjustments which, in the opinion of management, are necessary for the fair presentation of the results of operations for the interim periods presented. Results for the six months ended June 30, 2004 are not necessarily indicative of the results to be expected for the full year. These unaudited interim consolidated financial statements should be read in conjunction with the Company’s annual audited financial statements for the year ended December 31, 2003.

Astris Energi Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
(Canadian dollars unless otherwise stated)
June 30, 2004 and 2003

3.     Significant Accounting Policies

Basis of Presentation

These consolidated financial statements reflect the accounts of the Company and its subsidiary, Astris Inc., which was acquired on December 31, 1995. All intercompany transactions and balances have been eliminated on consolidation.

Revenue recognition

Revenues from the sale of fuel cell products and related components are recognized when there is persuasive evidence of an arrangement, goods have been delivered, the fee is fixed or determinable and collection is reasonably assured.

Revenues relating to engineering and testing services are recognized as the services are rendered.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost less provision for amortization and impairment where indicated. Amortization is provided over the useful lives of these assets, calculated as follows:

6

Office furniture and equipment20% declining balance
Leasehold Improvements20% straight line per annum

In the event that the future undiscounted net cash flows relating to these long lived assets exceed their carrying amounts, they are written down to fair value. Such impairment loss is reflected in operations in the year of impairment.

Development costs and scientific research

All costs relating to scientific research and product evaluation are expensed as incurred. Product development costs are expensed as incurred unless the product or process is clearly defined, the associated costs can be identified, technical feasibility is reached, there is intention to produce or market the product, the future market is clearly defined, and adequate resources exist or are expected to be available to complete the project. To date, these criteria have not been met and, accordingly, no development costs have been deferred.

Investment tax credits and government grants received toward these costs are netted against the related expenses. Investment tax credits are recognized in the period in which the credits are earned and realization is considered more likely than not.

Taxes payable

Income taxes are recorded using the liability method. Future income and deduction amounts arise due to temporary differences between the accounting and income tax bases of the Company’s assets and liabilities. Future income tax assets and liabilities are measured using substantively enacted income tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a

Astris Energi Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
(Canadian dollars unless otherwise stated)
June 30, 2004 and 2003

3.     Significant Accounting Policies (cont’d)

change in income tax rates is recognized in the period that includes the date of substantive enactment. Valuation allowances are provided to the extent that realization of such benefits is considered to be more unlikely than not.

Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenue and expenses during the year. Actual amounts could differ from those estimates.

Financial instruments

The fair value of financial instruments reported in these consolidated financial statements approximates book value unless otherwise indicated.

The Company is exposed to risks arising from fluctuations in interest rates and the degree of volatility of these rates. The Company does not use derivative instruments to reduce its exposure to interest risk.

The Company is exposed to foreign exchange risk from fluctuations in exchange rates and the degree of volatility of these rates. The Company does not use derivative instruments to reduce its exposure to exchange rate risk.

The Company is exposed to credit risk on the accounts receivable from its customers. In order to reduce its credit risk, the Company has adopted credit policies which include the analysis of the financial position of its customers and the regular review of their credit limit.

4.        Advances from Related Parties
The following amounts have been advanced from related parties:
	2004	2003

Debenture due to shareholders	100,000	100,000

	$100,000	$100,000

Debenture due to shareholders

The debenture due to shareholders is secured and bears interest at 12% per annum. Unpaid interest, accrued for the three months ended June 30, 2004, totalling $3,000, is included in payables and accruals. There are no specific terms of repayment and the debenture holders have indicated that they will not demand repayment until after January 1, 2005. Accordingly, the amount payable under the debenture has been classified as a long-term liability. The debenture

7

Astris Energi Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
(Canadian dollars unless otherwise stated)
June 30, 2004 and 2003

4.        Advances from Related Parties (cont’d)

is collateralized by a fixed and floating charge on all of the assets and business of Astris Inc. (see Note 12)

5.        Related Party Transactions

The Company has a 30% ownership interest in Astris s.r.o., a Czech company, in which the remaining 70% is owned by a company owned by a major shareholder of the Company (Macnor Corporation). The Company’s 30% interest in losses of Astris s.r.o. has been applied to its investment. This investment is accounted for on the equity basis. As the Company’s share of losses is in excess of the original investment, the investment has been written down to nil in a prior year.

The Company regularly subcontracts portions of its research and development activities to Astris s.r.o. To facilitate these activities, the Company advances funds to them. In addition, the Company sells its products to Astris s.r.o., as required. Included in prepaid expenses and deposits is an amount of $ 450,000 advanced to Astris s.r.o. When this amount (or any part of it) has been utilized by Astris s.r.o. for the purpose for which the funds were advanced, it will be expensed. Included in accounts payable is an amount of $330,181 owing to Astris s.r.o. for subcontract work provided by Astris s.r.o.

For the three months ended June 30, 2004, the following amounts were due as interest to related parties:

Director, officer and shareholder	$ 1,200 (2003 - $ 1,200)
Former director and shareholder	$ 1,200 (2003 - $ 1,200)
Director and shareholder	$ 600 (2003 - $ 600)

Astris Energi Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
(Canadian dollars unless otherwise stated)
June 30, 2004 and 2003

6.        Share Capital

Share capital consists of the following:

Authorized:

60,000,000 common shares
10,000,000 preferred shares
Issued and outstanding:
	Common Shares
	#	$
Balance as at March 31, 2004	20,974,027	4,097,895
Issued in the period ending June 30, 2004

- in exchange for consulting and professional fees and expenses from non-related parties	136,092	79,352
- in exchange for consulting fees and expenses from related parties	115,124	82,309
- issued for cash	319,630	128,377

Balance as at June 30, 2004	21,544,873	4,387,933
No preferred shares have been issued.

For the three months ended June 30, 2004, the Company agreed to settle obligations owing by the Company to certain directors and/or officers and consultants through the issuance of common shares of stock. The following were provided compensation for services as noted at a price of $0.715 per share:

Company controlled by a director and officer	50,986 shares
Director	35,985 shares
Director and officer	11,365 shares
Non-related parties	46,092 shares
For the three months ended June 30, 2003 the Company agreed to settle obligations owing by the Company to certain directors and/or officers and consultants through the issuance of common shares of stock. The following were provided compensation for services as noted at a price of $0.56(U.S.) or $0.82 (Canadian) per share:

Company controlled by a director and officer	14,640 shares
Director	58,160 shares
Company controlled by a director and officer	30,490 shares
Non-related parties	30,652 shares
At June 30, 2004 the Company had issued capital stock comprising 21,544,873 common shares.

Astris Energi Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
(Canadian dollars unless otherwise stated)
June 30, 2004 and 2003

6.    Share Capital (cont’d)

Pursuant to a subscription agreement dated June 3, 2004 with an accredited investor as defined under the laws of the province of Alberta, the Company issued as a private placement, 79,630 units comprised of one common share and one common share purchase warrant each, for an aggregate purchase price of $43,000. The common share purchase warrants are exercisable up to June 30, 2007, each entitling the holder to purchase one common share at $0.80 (U.S.) per share.

The weighted average number of shares outstanding during the three months ended June 30, 2004 is 21,272,785 (2003 -17,902,237). These figures are used for purposes of calculation of the loss per share. No effect has been given to the potential exercise of stock options and warrants in the calculations of diluted loss per share as the effect would be anti-dilutive.

Effective January 1, 2003, the Company voluntarily adopted early application of the portion of the standard related to grants of stock options to employees. Under the standard, grants of stock options to employees are recognized in earnings as a compensation expense, based on the estimated fair value at the date of grant.

There were no stock options granted to employees or non-employees during the three-month period ended June 30, 2004 and June 30, 2003 under the Company’s stock option plan. For the three months ended June 30, 2004, one employee exercised 40,000 options at $0.20 (US) and one non-related party exercised 200,000 options at $0.30 (US) for total proceeds of $92,132. For the three month period ended June 30, 2003 no options were exercised.
As at June 30, 2004, the Company had a total of 7,022,909 (2003 - 2,837,500) common share purchase warrants issued. These warrants have expiry dates ranging from September 20, 2004 to November 30, 2007. The weighted average exercise price of the warrants was $ 0.72 (U.S.) (2003 - $ 0.50 (U.S.)).

Warrants are valued using the Black-Scholes option pricing model with the following assumptions: risk free interest rate of 2.34% to 3.74%, expected life of between 1 year and 3 years, expected volatility of between 55% and 183%, closing rate of exchange on the issue date and no dividends. The total amount recognized in the contributed surplus account related to warrants during the three month period ending June 30, 2004 is $7,049 (2003 - $189,082).

Astris Energi Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
(Canadian dollars unless otherwise stated)
June 30, 2004 and 2003

7. Segmented Financial Information

The Company currently operates in a single reporting segment, being the design, development, manufacturing and sale of alkaline fuel cells (AFCs) and alkaline fuel cell systems, fuel cell and battery test loads and provides engineering and other services. Substantially all of the Company’s long lived assets are located in Canada. Revenue is derived primarily from the sale of goods and services to customers located as follows:

	2004	2003

United States	$6,615	$4,494
Rest of World	4,606	20,818

	$11,221	$25,312

8.    Contingency

In 1999, a shareholder initiated a legal claim against the Company for repayment of advances in the amount of $315,287. Management was of the opinion that this advance was repayable only if a certain level of external financing had been raised. Since this level of financing was not achieved, there was no requirement to repay the advance.
In February 2001, the shareholder gave notice to the Company of his intention to increase his claim by $1,627,301 to cover additional expenses he allegedly incurred on behalf of the Company.

The case was tried in the Ontario Superior Court of Justice with the result that the entire claim was dismissed in November 2002.

An Appeal of the November 2002 judgment was heard by the Ontario Court of Appeal on January 29, 2004. At that time the result of the trial was indeterminate. However, during the appeal, the shareholder reduced his claim to $709,287. In December 2002, the Company was awarded net costs in the amount of $81,000 from the original case but the amount was not collectible unless a favourable decision for the Company was made by the Ontario Court of Appeal.
On June 15, 2004 the Ontario Court of Appeal dismissed the appeal. After dismissing the appeal, the Company was awarded an additional $20,000 for legal and court costs.

Astris Energi Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
(Canadian dollars unless otherwise stated)
June 30, 2004 and 2003

9.    Commitments

The Company has a realty lease for two adjacent units. The lease has an annual cost of
$ 39,360 to October 31, 2004 and $ 40,560 to October 31, 2005, plus proportionate share of common area costs.

10. Comparative Figures

Certain comparative figures have been reclassified to conform to the current year’s presentation.

11. Agreements and Long Term Commitments

In May 2004, the Company signed an agreement with Alternate Energy Corporation (AEC), whereby it became a value-added reseller of Astris’ AFC power generator products. The agreement gives the Company access to AEC’s substantial customer prospects and distribution arrangements.

During the three months ended June 30, 2004 the Quebec Superior Court ruled in Astris’ favour and supported its application to immediately wind up and liquidate Astris Transportation Systems Inc. ("ATSI"), a corporation that was formed jointly with Care Automotive Inc.("Care"). Astris served notice in November 2003 that its agreements with Care were terminated, as Care did not meet its funding commitment for the proposed joint venture which was to manufacture and market Astris fuel cell systems for vehicular use.

12. Subsequent Events

(a)	Subsequent to the quarter end June 30, 2004, the Company completed a private placement to accredited investors of 1,694,167 units worth US $508,250. Each individual unit consists of one share priced at US$0.30 plus one warrant with an exercise price of US$0.50 expiring on December 31, 2005.

(b)	Subsequent to the quarter ended June 30, 2004, the Company paid down its existing debenture thus eliminating Astris’ only long-term financial liability. The CDN$100,000 debenture, which was secured by a lien on Astris’ assets, was held by three Astris related parties and dated from June 1996. Yearly interest on the debenture was 12 per cent. The remaining interest and principal was paid in full through the issuance of 260,175 common shares.

August 27,2004

Management’s Discussion and Analysis

The following is a discussion of the results of operations and financial condition of Astris Energi Inc.("Astris") for the for the six months ended June 30, 2004 and 2003. The financial statements are prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and are presented in Canadian dollars. This discussion should be read in conjunction with the audited consolidated financial statements and notes for December 31,2003, and restated audited consolidated financial statements and notes for 2002.

The Company’s new auditors required restatement of fiscal 2002 Canadian financial statements. The net effect of the adjustments was an increase in the deficit as of January 1, 2003 to $3,321,201.

The hiring of PwC was one of several actions taken during the past year by Astris to increase its credibility with international investment and business audiences as it advances to the pilot production stage of its advanced POWERSTACK™ MC250 power module later this summer. Adjustments to the financials include the expensing of options to employees, the expensing of warrants attached to private placements, and removal of a $315,287 advance from related parties first recorded in 1995 as a liability and no longer applicable. In 2003, Astris began expensing all employee stock-based compensation, in advance of Canadian Accounting Standards Board requirements effective the first quarter of 2004.

Additional information relating to Astris, including the company’s Annual Information Form, is on SEDAR at www.sedar.com and EDGAR at www.sec.gov.
Forward-looking information

The following discussion, as well as other sections within this annual report, contains forward-looking information which is based on current expectations and entails various risks and uncertainties. These risks and uncertainties could cause or contribute to actual results that are materially different from those expressed or implied. The forward-looking information contained in this document is current only as of the date of the document. There should not be an expectation that such information will in all circumstances be updated, supplemented or revised whether as a result of new information, changing circumstances, future events or otherwise.

Overview and Business of Astris

Founded in 1983, Astris Energi Inc. has become a leading alkaline fuel cell (AFC) technology company. More than $17 million has been spent to develop the Company’s AFC resulting in a fuel cell that competes strongly with other fuel cell technologies. The Company’s AFC is differentiated from other fuel cells by demonstrating quick startup and shutdown, high efficiency and environmental tolerance (including freezing and high humidity). Further building on these valuable characteristics the Company’s AFC has very promising economic benefits including low material cost and lower operating cost when compared to other low temperature fuel cell technologies. The Company has continued to develop three product lines including power modules, power generators and test equipment each of which was expanded in 2003. The POWERSTACK™ MC250 was added to the existing LABCELL™ products in the power module line. Using the new POWERSTACK™ MC250 the Model E8 Portable AFC power generator was unveiled in December and will be soon followed by the Model E7 to further expand the existing line of AFC power generators. The TL5 Test Load, test load interface (TLIF) and integrated control and data acquisition suite; TESTMASTER™ were all added to the test equipment line and should provide some near term revenue.

Based in Mississauga, Canada, the Company owns 30% of an affiliate in Vlasim, Czech Republic called Astris s.r.o. Astris s.r.o.manufactures the anodes and cathodes for the company’s fuel cells at the low cost Czech Republic affiliate, and assembling the fuel cell stacks and generators at its plant in Mississauga. It has acquired a manufacturing facility and is setting up a production line for Astris s.r.o. to commence pilot production of the POWERSTACK™ MC250 in the fall.

During 2003 and 2004, Astris strengthened its management team to concurrently provide the required financing, partner with OEMs and others focused on early adoption of the hydrogen fuel cell to provide pre-commercial demand leading to commercialization, and prepare for pilot production.

Astris is the only publicly traded company focused on AFC technology in North America. The Company went public through a reverse takeover in 1995 to broaden its access to capital. It trades on the U.S. OTC Bulletin board under the symbol ASRNF.

Business Environment

Independent researchers forecast that fuel cells will prove to be a transformational technology, once remaining cost, technical and public acceptance hurdles are overcome.

The fuel cell industry is evolving gradually, with the pace of demand determined by a number of factors including:
·	Capital available to fund further development of technology
·	The level of government commitment to develop a clean energy economy, which currently is greater in Europe, Japan and Canada than in the U.S.
·	The price, availability and long-term security of conventional power sources, which affect the demand for fuel cells as an alternative energy source

There are three key markets - stationary uses (notably uninterruptible power supplies, off-grid power and back-up power for mission critical applications including hospitals, fire stations, airports and off-grid communities), portable uses for personal and commercial customers (including small generators for cottages, worksites), and transportation uses (including cars, boats, golf cars, wheel chairs and fork lifts). The points when growth accelerates are expected to be around 2007 for stationary and portable power, the two largest markets; and 2009 for mass transportation. (Source:PwC in a research study sponsored by Fuel Cells Canada: Fuel Cells: The Opportunity for Canada.

There are a number of factors contributing to growing demand for fuel cells, including:
·	Increasing demand for reliable power
o	accentuated by power blackouts of recent years
·	Deregulation of power markets and introduction of competition
·	Environmental/political concerns
·	Developing regions without power grids
·	Geographic considerations/remote power; and
·	Distributed power generation
·	High oil prices

Significant Developments in 2003 and 2004

The company hired H. David Ramm as Executive Vice President, heading up business development. Mr. Ramm is a widely experienced corporate executive in the field of alternate energy systems and formerly Chairman and CEO of International Fuel Cells (now UTC Fuel Cells, a division of United Technologies Corporation). Under Mr. Ramm’s leadership, UTC developed the first-ever commercialized fuel cell.

Astris engaged First Energy Advisors in mid-2003, with the objective of raising US$10 million in stages over two years to support its growth strategy. During the six months ended june 30, 2004, Astris raised $949,452 through private placements of shares and warrants, compared with $420,400 in the same period of 2003.

Astris contracted Claude L. Rivoire, an internationally recognized fuel cell specialist, to lead the development of the Company’s semi-automatic pilot production facility. Mr. Rivoire has an outstanding track record in industrial automation, production technology and plant management, spanning the transportation industry (buses and industrial vehicles), the food and high-tech rubber industries and, since 1997, the fuel cell industry.

In December 2003, the company cleared its POWERSTACK™ MC250 power module for pilot production commencing in 2004, and unveiled its 2.4 kW model E8 portable power generator which was co-financed by the Czech Republic.

In January 2004, Astris hired Peter Nor, P.Eng.,M.B.A. as Vice President Marketing and Corporate Develoment. Mr. Nor is a Professional Engineer and an MBA with solid experience in both technical marketing and research and development. He has professional experience as a Network and Business Planner for Nortel Networks and as a Research Council Officer at the Institute for Aerospace Research of the National Research Council of Canada.

In February 2004, Astris appointed PricewaterhouseCoopers LLP (PwC) as its auditing firm. PricewaterhouseCoopers has developed significant knowledge about the fuel cell industry, recognizes the challenges of emerging growth companies, and is an internationally recognized auditing firm that meets the requirements of federal accounting oversight boards in the U.S. and Canada. These were deciding factors regarding its appointment.

In May 2004, Astris approved the blueprint for its manufacturing facility to produce the POWERSTACK™ MC250 and E8 generator on a pilot production basis, and is now assembling its pilot production manufacturing facility in the Czech Republic for start up in the fall of 2004.

In May 2004, Astris signed an agreement with Alternate Energy Corporation ("AEC", OTCBB: ARGY), whereby AEC becomes a value added reseller (VAR) for Astris’ AFC power generator products. The VAR relationship permits Astris access to AEC’s customer prospects and distribution arrangements, and enables AEC to use Astris’ AFC for demonstration and sales purposes. This VAR arrangement enables AEC to demonstrate and make available a combined fuel cell power pack for sale to major corporate customers, utility customers, as well as demonstration with U.S. Federal energy authorities. Astris sees AEC’s product deployment program now underway as a good channel to the market. This agreement is consistent with the Company’s business strategy to partner with OEMs to advance pilot-scale production of our AFC to full-scale production.

Developments Subsequent to June 30, 2004

Subsequent to the quarter end June 30, 2004 the Company completed a private placement to accredited investors of 1,694,167 units worth US$508,250. Each individual unit consists of one share priced at US$0.30 plus one warrant with an exercise price of US$0.50 expiring on December 31, 2005. The lead investor in the offering was AEC.
(See above.)

Subsequent to the quarter ended June 30, 2004, the Company paid down its existing debenture thus eliminating Astris’ only long-term financial liability. The CDN$100,000 debenture, which was secured by a lien on Astris’ assets, was held by three Astris related parties and dated from June 1996. Yearly interest on the debenture was 12 per cent. The remaining interest and principal was paid in full through the issuance of 260,175 common shares.

The construction of phase one of the pilot production plant designed to produce the new alkaline fuel cell POWERSTACKTM MC250 is on schedule. The pilot production plant is being built in the Czech Republic. Production trials are planned for September.

Objectives of Astris Energi

Astris’ mission is to become the leading provider of affordable fuel cells and fuel cell power generators. The company’s near term priority is to achieve the required business partnerships and financing to successfully achieve pilot production leading to commercialization. The Company’s business plan calls for commercialization within three years provided that adequate funding can be secured.

Performance Review

The following is a review of the key performance measurements from the income statement for the period ended June 30, 2004, and 2003.

Revenue

In 2004, revenue from the sale of fuel cells and related products and contract work was $13,221 compared with $25,312. A reason for the decline was the company’s focus on developing its POWERSTACK™ MC250 power module and E8 power generator. Paid contract work for Astris s.r.o. amounted to $189,173 in 2004 and $141,008 in 2003. Sales of fuel cells and related products to unrelated parties in 2004 amounted to $6,615 to the U.S. and $6,606 internationally; in 2003, sales amounted to $4,494 to the U.S., and $20,818 internationally.

Expenses

Expenses totaled $1,294,174 in 2004, compared with $467,231 in 2003. The main increase was in subcontract work, to $626,828 in 2004 compared to $158,529 in 2003. The increase reflects primarily an increase in research and development work on the Company’s POWERSTACK™ MC250 power module and 2.4 kW model E8 portable power generator project, and the equipment purchase and assembly for pilot production.
General and administrative expenses were also significantly higher, at $574,250 compared with $230,424 in 2003. This reflects mainly additions to management, and the expensing of employee stock-based compensation commenced in 2003.

Professional fees were $83,373 compared with restated $69,555 in 2003, The foreign exchange in 2004 was higher at $8,538 compared with nil in 2003, reflecting the significant fluctuation in the value of the US dollar and increase in US funds in the bank.

Net Loss for the six months ended June 30, 2004

Astris reported a net loss of $1,272,415 (a loss of $0.062 per share basic and diluted) in 2004, compared with a loss of $441,919 ($0.025 per share basic and diluted) in 2003. The increase in the loss primarily reflects the combination of reduced revenue and increased expenses.
As at December 31, 2003, the Company has non-capital loss carryforwards of approximately $2,798,000. If unused, the tax losses will expire as follows:

2004	$34,000
2005	$6,000
2006	$73,000
2007	$188,000
2008	$294,000
2009	$323,000
2010	$1,880,000

In addition, the company has undeducted scientific research and development expenditures amounting to $778,000 which have no expiry.
SUMMARY OF THE RESULTS FOR THE LAST FOUR QUARTERS

Fiscal 2003	Three months ended June 30, 2004	Three months ended March 31, 2004	Restated Three months ended December 31, 2003	Three months ended September 30, 2003
(expressed in Cdn$)	$	$	$	$

Revenue	10,066	11,693	(71,709)	114,267
Expenses	1,294,174	592,580	1.504,280	303,328
(Net loss)	(1,272,415)	(580,887)	(1,575,989)	(189,061)
(loss per common shares)	(0.062)	(0.029)	(0.089)	(0.10)
Liquidity and Capital Resources

Astris had an operating cash flow deficit of $1,197,392 in 2004, compared with $616,954 in 2003. The company invested $9,255 in plant and equipment in 2004. Expenses were offset by financings through private placements totaling $949,452 for a net decrease in cash at quarter end of $257,195, resulting in cash at quarter end of $90,590.

At quarter end, Astris had $612,284 of assets, and a shareholder deficit of $6,800,585.

The company plans to finance operations including pilot production through the continuing sale of new fuel cells, related products and contract work, new business partnerships with early adopters of the fuel cell, and additional long-term financing through private placements. The company additionally will capitalize on available government incentives for alternative energy development.

The Company’s cash position and working capital requirements mean that the company will require continuing external financing until it becomes cash flow positive through commercialization of one or more of its products.
Off-balance-sheet arrangements

Astris does not have any off-balance sheet arrangements.

Transactions with related parties

Astris own 30% of Astris s.r.o. and a company owned by a director of Astris owns the remaining 70%. All transactions are at fair market value, in the interests of all shareholders of Astris Energi. During the six months ended June 30, 2004, the value of the Company’s accounts payable to related party transactions was $189,173 compared to $141,008 for the prior year. Neither payable has been paid to date. During the six months ended June 30, 2004, included in prepaid expenses and deposits is an amount of $450,000 compared to $306,000 paid to Astris s.r.o. for future research and development activities.

Changes in accounting policies

In 2003, Astris changed certain accounting policies. Astris began to expense employee stock-based compensation in advance of new requirements of the Canadian Accounting Standards Board effective in the first quarter of 2004. Astris also began to expense options granted to non-employees, and warrants attached to private placements.

Shares Capital

Share capital consists of the following:

Authorized:
60,000,000 common shares
10,000,000 preferred shares

Issued and outstanding to June 30:
	2004		2003
	Common Shares		Common Shares
	#	$	#	$

Issued as at January 1	19,230,425	3,343,853	16,106,403	2,525,239
Issued during year
-in exchange for consulting and
professional fees and expenses
from non-related parties	442,132	280,297	105,652	59,665
-in exchange for consulting fees and
expenses from related parties	216,572	166,604	250,475	151,821
-less warrants transferred to contributed surplus		(345,518)
-for cash	1,655,744	942,697	1,170,500	420,400

Balance as at June 30	21,544,873	4,387,933	17,633,030	3,157,125

Business Risks

Astris is a late stage development company entering the pilot production phase, and it is therefore difficult to assess its business and future prospects.

Astris to date has been selling fuel cells and related products on a research and demonstration basis rather than a commercial basis. It is scheduled to commence pilot production of its POWERSTACK MC250 power module in 2004, leading to commercialization. There are a number of business risks at this stage of development, and within the fuel cell industry generally, as outlined below.

Astris expects to continue to incur net losses in the foreseeable future and therefore may not be able to implement its business strategy. The company has been funding research and development and other working capital needs primarily through private investors. Alternate sources of funding have included grants from the government of the Czech Republic, most recently to help fund development of the E8 portable power generator; and Canadian government tax programs. Astris has judiciously issued shares in lieu of cash.

Astris may never complete the development of commercially viable fuel cell power products, and if it fails to do so, it will not be able to meet its business and growth objectives. The company is commencing pilot production in 2004 to validate its ability to produce its advanced fuel cell in volume, leading to reduced costs.

Astris faces significant competition from other developers and manufacturers of fuel cell products and related products. It is unable to compete successfully, it could fail to achieve acceptance of its proposed products. Astris’ AFC has competitive advantages over other alkaline fuel cells and other fuel cell types, including its relatively low cost, high efficiency, and rapid start-up even in sub-zero temperatures.

Astris like other fuel cell companies faces competition for fuel cell power products from developers and manufacturers of traditional power technologies and other alternative power technologies. Each of our target markets is currently served by existing manufacturers with existing customers and suppliers. These manufacturers use proven and widely accepted technologies such as internal combustion engines and turbines, as well as coal, oil and nuclear powered generators. There are also competitors working on developing technologies including other types of fuel cells and other alterative power technologies, advanced batteries and hybrid battery/internal combustion engines, which may compete for our target customers. Demand for our products is dependent on continued efforts to commercialize hydrogen-based fuel cell power technologies. If we are unable to compete successfully we could experience a loss of market share and reduced gross margins for our existing products and a failure to achieve acceptance of our proposed products.

Astris has no experience manufacturing fuel cell products on a large scale basis, and if it does not develop adequate manufacturing processes and capabilities, it will be unable to achieve its growth and profitability objectives. Astris contracted an internationally recognized fuel cell specialist, to lead the development of the Company’s semi-automatic pilot production facility. The facility is ably managed by a chemical engineer who has been involved in developing the alkaline fuel cell at Astris s.r.o. since 1995.

Astris’ products may not meet performance expectations in field tests, which could negatively affect its customer relationships and increase its manufacturing costs.
The components of its fuel cell products may contain defects or errors that could negatively affect its customer relationships and increase its manufacturing and warranty costs. In internal bench tests, the POWERSTACK™ MC250 has performed at up to 60% over the original design specification and the E8 Portable AFC power generator has operated at an electrical efficiency in excess of 50%. In May 2004, Astris successfully defended the technology of its 2.4 kW model E8 portable power generator before an expert panel sponsored by the Czech government. The Czech Republic shared in the cost of developing the E8 generator.

Astris may not be able to manage successfully the expansion of its operations.
Astris will need to recruit, train and retain key management and other qualified personnel to successfully expand its business. Astris has been gradually expanding its management and technical team to meet customer demand and pilot production requirements. Transition to pilot production is a critical one to meet demand for its products, and validate its ability to produce the POWERSTACK™ MC250 in volume leading to commercialization.

Astris depends on intellectual property and its failure to protect that intellectual property could adversely affect its future growth and success. The company uses trade infringement protection and will file for patents in time for commercialization, deferring the patenting process in order to protect its market position.

Astris may be unable to raise additional capital to pursue its commercialization plans and may be forced to discontinue product development, reduce its sales and marketing efforts or forego attractive business opportunities. The Company’s cash position and working capital requirements mean that the company will require continuing external financing until it becomes cash flow positive through commercialization of one or more of its products. Astris engaged First Energy Advisors in mid-2003 to raise US$10million in stages over two years to support its growth. The Company has raised at the period ended June 30, 2004, 949,452, compared to 420,400 in 2003.

Outlook

With momentum building worldwide for the adoption of fuel cell technology, Astris is very well positioned with its proprietary technology that leverages the potential for lower initial purchase cost and reduced operations cost when compared to other low temperature fuel cell technologies. Building on the economic benefits, Astris AFC technology excels in many applications due to quick startup/shutdown and exceptional environmental tolerance (including sub-zero and high humidity). These qualities differentiate Astris AFC technology in many applications including areas of portable, stationary and transportation market segments.

The Company’s success in achieving its objectives of commercialization and profitability is dependent on the success of it directors and principal shareholders in raising long-term financing from third parties leading to the successful commercialization of the Company’s POWERSTACK™ MC250 power module and one or more models of its power generator and attaining profitable operations.

The Company has a business plan to achieve commercialization within three years based on the requirement that adequate financing is secured. Priorities for 2004 are to raise additional funding as part of the two-year plan to raise US$10 million to support its commercialization strategy; to forge business partnerships that will determine the first applications of its power modules; and to commence pilot production in late summer 2004. In May 2004, Astris announced an agreement with Alternate Energy Corporation (AEC) whereby AEC became a value added reseller for Astris’ AFC Power Generators. This agreement is consistent with the Company’s business strategy to partner with OEMs in order to enter established markets and develop new applications. Astris is currently in discussions with a number of other potential business partners and in advanced negotiations with two potential business partners.

Form 52-109FT2
Certification of Interim Filings during Transition Period

I, Jiri Nor, President of Astris Energi Inc., certify that:

1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Astris Energi Inc. (the issuer) for the interim period ending June 30, 2004;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Astris Energi Inc.

Date: August 27, 2004	By:	/s/ Jiri Nor
Jiri Nor
Title: President and CEO

Form 52-109FT2
Certification of Interim Filings during Transition Period

I, Anthony Durkacz, Vice President of Finance of Astris Energi Inc., certify that:

4.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Astris Energi Inc. (the issuer) for the interim period ending June 30, 2004;

5.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

6.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Astris Energi Inc.

Date: August 27, 2004	By:	/s/ Anthony Durkacz
Anthony Durkacz
Title : Chief Financial Officer